Mr. Larry Spirgel
October 1, 2012
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October 1, 2012

BY EDGAR AND E-MAIL

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Re:    Groupon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on March 30, 2012
Form 10-Q for the Quarter Ended June 30, 2012
Filed August 14, 2012
File No. 1-35335
Dear Mr. Spirgel:
Set forth below is the response of Groupon, Inc. (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated September 25, 2012, relating to the Company’s Form 10-Q for the quarter ended June 30, 2012, filed with the Commission on August 14, 2012. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein.

Form 10-Q for the Quarter Ended June 30, 2012
Direct Revenue, page 31
Comment No. 1
In the first page of your press release dated August 13, 2012, you disclosed that the second quarter 2012 was the first quarter that direct revenue was material to Groupon’s overall performance. Beginning with the Form 10-Q for the quarter ended June 30, 2012, you stated separately Direct Revenue, but not Cost of Direct Revenue, on the face of the Condensed Consolidated Statements of Operations. On page 31, you disclosed that you expect direct revenues deals to continue to grow significantly throughout 2012 through the continued growth of your Groupon Goods business. In addition to your discussion of revenues, please expand your disclosure to discuss and quantify separately the impact of your growth from direct revenues on your income from operations.
Response
In response to the Staff’s comment, the Company will revise its disclosure in future filings to include a discussion and a separate quantification of the impact of the Company’s growth from direct revenues on its income from operations.

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If you have any questions regarding any of the responses in this letter, please call me at 312-676-5773.
Respectfully submitted,

/s/ Jason E. Child
Jason E. Child
Chief Financial Officer
Groupon, Inc.

cc:    David R. Schellhase
Daniel L. Horwood